FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(Names of Registrants)

Date of end of last fiscal year:

June 30, 2009

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective		Names of exchanges on which registered
Global A$ Bonds	A$	4,487,553,000	None	(1)
Medium-Term Notes	US$	350,000,000	None	(1)

(1)	This Form 18-K is being filed voluntarily by the registrant and co-registrant.

Names and address of persons authorized to receive notices and communications of behalf of the Registrant and Co-registrant from the Securities and Exchange Commission:

Stephen Rochester Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Gerard Bradley Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

THE REGISTRANT

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item).

The internal funded debt of the registrant as of June 30, 2009, totaled A$51,345 million. This represents all of the Registrant’s fixed and floating indebtedness issued within Australia.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

As of June 30, 2009 the external funded debt of the registrant, excluding the net value of currency swaps and forwards contracts, was as follows (in millions):

Repayable in United States dollars	US$2,075
Repayable in Australian dollars	A$7,404
Repayable in Pound Sterling	GBP$25
Repayable in New Zealand dollars	NZ$976
Repayable in Euro	EUR135
Repayable in Japanese Yen	YEN16,296
Repayable in Swiss Francs	CHF35

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit (d).

4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a break- down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Nil.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Nil.

(3)	Total amount otherwise outstanding.

As of June 30, 2009 the total amount of registered securities under the Global A$ Bond Facility of the registrant otherwise outstanding was A$7,276 million and the total amount of registered securities under the Medium Term Note Facility of the registrant otherwise outstanding was US$350 million.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

As of June 30, 2009 the registrant had no internal floating indebtedness (excluding internal Queensland Treasury Corporation funding).

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

As of June 30, 2009, the registrant had no external floating indebtedness (excluding external Queensland Treasury Corporation funding).

6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the registrant’s Financial Statements and the notes thereto contained in the Consolidated Financial Statements of the registrant for the fiscal year ended June 30, 2009 filed herewith as Exhibit (c)(i).

7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe, certain entities and individuals associated with the Democratic People’s Republic of Korea and certain entities and individuals associated with the Burmese regime or Iran are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such section, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of the registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the Statistical Handbook of the League of Nations. (These statements need be furnished only if the registrant has published balances of international payments).

Not applicable.

THE CO-REGISTRANT

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failures.

2.	A statement as of the close of the last fiscal year of the co-registrant giving the total outstanding of:

(a)	Internal funded debt of the co-registrant. (Total to be stated in the currency of the co-registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item).

The co-registrant’s only direct indebtedness is that owed to the Commonwealth Government of Australia (the “Commonwealth”). As of June 30, 2009, the co-registrant had no direct internal funded debt. Public debt level for the years 2005 to 2009 are detailed in the Description of Queensland and Queensland Treasury Corporation attached as Exhibit (f).

(b)	External funded debt of the co-registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

As of June 30, 2009, the co-registrant had no external funded debt other than the debt it guarantees, which is described in 2(b) of the Registrant’s statement.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the co-registrant outstanding as of the close of the last fiscal year of the co-registrant.

Reference is made to listings of the debt outstanding to the Commonwealth and outstanding debt of other entities guaranteed by the co-registrant contained in the statement of the Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years attached as Exhibit (e).

4.	(a) As to each issue of securities of the co-registrant which is registered, there should be furnished a break- down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the co-registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the co-registrant (or if co-registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Refer to 4(a)(3) of Registrant’s statement for registered securities guaranteed by Co-registrant.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the co-registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the co-registrant giving the estimated total of:

(a)	Internal floating indebtedness of the co-registrant. (Total to be stated in the currency of the co-registrant).

As at June 30, 2009, the co-registrant had no internal floating indebtedness, other than the debt it guarantees, which is described in 5(a) of the Registrant’s statement.

(b)	External floating indebtedness of the co-registrant. (Total to be stated in the respective currencies in which payable).

As at June 30, 2009, the co-registrant had no external floating indebtedness.

6.	Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the co-registrant for each fiscal year of the co-registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the co-registrant’s Financial Statements and the notes thereto filed herewith as Exhibit (c)(ii).

7.	(a) If any foreign exchange control, not previously reported, has been established by the co-registrant (or if the co-registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe, certain entities and individuals associated with the Democratic People’s Republic of Korea and certain entities and individuals associated with the Burmese regime or Iran are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such section, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the co-registrant, and of any further gold stocks held by the co-registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to the co-registrant’s statements of exports of merchandise, major overseas markets and imports attached as Exhibit (f).

10.	The balance of international payments of the co-registrant for each year ended since the close of the latest year for which information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the Statistical Handbook of the League of Nations. (These statements need be furnished only if the co-registrant has published balances of international payments).

Not applicable.

EXHIBITS

The following exhibits are filed as part of this annual report:

(a)	Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

(c)	A copy of the latest annual budget of the co-registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(1)	Pages numbered 1 to 10 consecutively.

(2)	The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)(i)	-	Consolidated Financial Statements of the registrant for the fiscal year ended June 30, 2009.

Exhibit (c)(ii)	-	Consolidated Financial Statements of the co-registrant for the fiscal year ended June 30, 2009.

Exhibit (c)(iii)	-	Budget Papers of the co-registrant for 2008-09.

Additional exhibits:

Exhibit (d)	-	Securities of the registrant outstanding as of June 30, 2009.

Exhibit (e)	-	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	-	Description of Queensland and Queensland Treasury Corporation.

Exhibit (g)	-	The following consents:

(1) Consent of Mr. Gerard Bradley, Under Treasurer of the State of Queensland.

(2) Consent of Mr. Stephen R. Rochester, Chief Executive, Queensland Treasury Corporation.

(3) Consent of Mr. Glenn Gordon Poole, Auditor-General, State of Queensland.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 7th day of December, 2009.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Stephen Rochester
Name:	Stephen Rochester
Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 7th day of December, 2009.

GOVERNMENT OF QUEENSLAND

By:	/s/ Andrew Fraser MP
Name:	The Honourable Andrew Fraser MP
Title:	Treasurer on behalf of the Government of Queensland

INDEX TO EXHIBITS

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)(i)	-	Consolidated Financial Statements of the registrant for the fiscal year ended June 30, 2009.

Exhibit (c)(ii)	-	Consolidated Financial Statements of the co-registrant for the fiscal year ended June 30, 2009.

Exhibit (c)(iii)	-	Budget Papers of the co-registrant.

Additional exhibits:

Exhibit (d)	-	Securities of the registrant outstanding as of June 30, 2009.

Exhibit (e)	-	Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2009 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years.

Exhibit (f)	-	Description of Queensland and Queensland Treasury Corporation.

Exhibit (g)	-	The following consents:

(1) Consent of Mr. Gerard Bradley, Under Treasurer of the State of Queensland.

(2) Consent of Mr. Stephen R. Rochester, Chief Executive, Queensland Treasury Corporation.

(3) Consent of Mr. Glenn Gordon Poole, Auditor-General, State of Queensland.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.